UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Vista Credit Strategic Lending Corp.

(Name of Person(s) Filing Statement)

Class I Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 107 and U9224Y 103

(CUSIP Number of Class of Securities)

Class D Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 206 and U9227Y 100

(CUSIP Number of Class of Securities)

Class S Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L 305 and U9227Y 118

(CUSIP Number of Class of Securities)

Ken Burke

General Counsel

Vista Credit Strategic Lending Corp.

50 Hudson Yards, Floor 77

New York, NY 10001

212-814-9100

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Monica J. Shilling, P.C.	Nicole M. Runyan, P.C.
Kirkland & Ellis LLP	Kirkland & Ellis LLP
2049 Century Park East, 37th Floor	601 Lexington Avenue
Los Angeles, California 90067	New York, New York 10022
(310) 552-4200	(212) 446-4800

March 24, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 24, 2026 by Vista Credit Strategic Lending Corp. (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 2,437,463.588 of its outstanding shares of common stock, par value $0.01 per share including Class I shares of common stock, Class D shares of common stock, and Class S shares of common stock, collectively, (the “Shares”) at a price equal to the net asset value per Share of the applicable Class as of March 31, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.
The Offer expired at 11:59 p.m., Eastern Time, on April 21, 2026.
2.
The Offer was oversubscribed. Therefore, in accordance with the terms of the Offer, the Company will repurchase Shares from all Stockholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered. 4,910,881.567 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1). 2,437,463.588 of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.
3.
The aggregate net asset value of Shares accepted pursuant to the Offer was calculated as of the Valuation Date in the amount of $47,026,423.73.
4.
The payment of the purchase price of the Shares tendered was made in the form of cash to the Stockholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the Offer, the Company paid on or about April 28, 2026, to the tendering Stockholders a total of $46,127,688.89, representing the net asset value of the total amount of the Shares tendered by Stockholders that were accepted by the Company, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $19.29 per Share, which was the net asset value ("NAV") per Share of the applicable class as of the Valuation Date, less the early repurchase deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

For the first time since the Company's inception, total repurchase requests for the quarter exceeded the 5% of shares typically available for repurchase. Consistent with the Company's governing documents, the Company intends to fulfill requests up to 5% of NAV; each redeeming investor is estimated to receive approximately 50% of the Shares tendered, after disregarding fractions.

The Company’s perpetually private structure and 5% quarterly redemption cap were intentionally designed to provide investors with access to a portfolio of senior secured loans to defensive, high-quality enterprise B2B software borrowers, while enabling investors to subscribe and redeem at NAV. The quarterly liquidity framework, including the 5% redemption cap, is duration-matched to the underlying portfolio, aligning investor liquidity with the natural realization profile of the Company's assets

The Company maintains a commitment to act in a way that it believes is aligned with the best interests of the Company and all of its stakeholders, including the overwhelming majority of Stockholders who remain invested, as well as our lenders. The Company's redemption cap provides an orderly liquidity mechanism that honors the interests of redeeming investors while preserving the long-term value of the portfolio and maintaining strong performance for all investors who remain invested.

The Company's portfolio remains fundamentally strong, with 100% of investments performing at or above underwriting expectations and zero non-accruals. With the majority of the portfolio deployed in 2024–2025, we believe the Company represents an attractive vintage, built during a period of elevated base rates and disciplined market conditions, and that its performance to date reflects Vista Credit Partners's specialist approach to mission-critical software businesses with recurring revenue and durable cash flows, driving consistent income generation and a ~10% distribution yield in 2025.

The Company is similarly well-positioned from a liquidity perspective. Net flows into the Company remain positive for Q1 2026 following a record $360 million of net inflows in Q4 2025. Liquidity is further supported by a combination of cash and liquid assets, uncalled investor capital, available debt capacity, and ongoing portfolio cash generation, together providing meaningful flexibility to meet obligations. Taken together, we believe the Company is well positioned to navigate the current redemption environment while continuing to deliver attractive risk-adjusted returns. The Company remains focused on disciplined portfolio management and prudent liquidity oversight in order to support both near-term investor needs and long-term value creation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CREDIT STRATEGIC LENDING CORP.

	By:	/s/ Gregory Galligan
	Name:	Gregory Galligan
	Title:	Chief Executive Officer and President

Dated: April 29, 2026

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